UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RENTRAK CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

December 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 2,470,624 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 2,470,624 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,624 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 13 Pages

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS COMPETITIVE MEDIA REPORTING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	See Item 3 below.

Page 3 of 13 Pages

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 2,470,624 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 2,470,624 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,624 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) Co

Page 4 of 13 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Rentrak Corporation, an Oregon corporation (the “Company”). The address of the principal executive offices of the Company is 7700 NE Ambassador Place, Portland, Oregon 97220.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being filed by WPP Luxembourg Gamma Three S.à r.l. a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Lux Gamma Three”), Competitive Media Reporting, LLC, a Delaware limited liability company (“CMR”), and WPP plc, a corporation formed under the laws of Jersey. WPP plc indirectly holds 100% of the outstanding stock of each of Lux Gamma Three and CMR through a series of intervening holding companies. Lux Gamma Three, CMR and WPP plc are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP plc and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from over 3,000 offices in 110 countries including associates. The WPP Group organizes its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

The address of the principal office of Lux Gamma Three is 124 boulevard de la Pétrusse, Luxembourg, L-2330. The address of the principal office of CMR is c/o WPP Group USA, Inc., 100 Park Avenue, 4th Floor, New York, NY 10017. The address of the principal office of WPP plc is 27 Farm Street, London, United Kingdom W1J 5RJ.

Page 5 of 13 Pages

(d)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

Item 3. Source and Amount of Funds and Other Consideration.

On December 1, 2014, CMR sold to the Company certain assets relating to the United States television audience measurement services business of WPP plc’s Kantar business unit (the “Business”) in exchange for 1,526,790 shares of Common Stock. Immediately thereafter, CMR sold to Lux Gamma Three all of such 1,526,790 shares of Common Stock for aggregate cash consideration of $128,403,039. Also on December 1, 2014, Lux Gamma Three purchased an additional 943,834 shares of Common Stock from the Company for aggregate cash consideration of $55,846,653.

The consideration used by Lux Gamma Three to acquire the Company securities described above was Lux Gamma Three’s working capital.

Page 6 of 13 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in Item 3 above for investment purposes. Consistent with such investment purposes, the Reporting Persons may engage in communications with, without limitation, management of the Company, one or more members of the board of directors of the Company (the “Board”), other shareholders of the Company and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Company, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on various factors (including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments of or related to the Company or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Lux Gamma Three is deemed to beneficially own an aggregate of 2,470,624 shares of Common Stock (the “Shares”), representing approximately 16.7% of the Company’s outstanding Common Stock, based upon 12,364,924 shares of Common Stock outstanding as reflected in the Company’s Quarterly Report on Form 10-Q filed on November 6, 2014 for the quarter ended September 30, 2014. As of the date hereof CMR does not hold any shares of Common Stock. WPP plc indirectly owns 100% of Lux Gamma Three and therefore may be deemed to have beneficial ownership of the Shares. Lux Gamma Three disclaims beneficial ownership of the Shares.

(b)	Each of Lux Gamma Three and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	See Items 3 and 6.

Page 7 of 13 Pages

(d)	Not applicable.

(e)	CMR ceased to be the beneficial owner of more than five percent of the Common Stock on December 1, 2014; see Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Asset Purchase Agreement

On October 8, 2014, CMR entered into an Asset Purchase Agreement with the Company (the “Asset Purchase Agreement”) to sell the Business to the Company. Pursuant to the Asset Purchase Agreement, on December 1, 2014, CMR sold to the Company Kantar’s customer contracts and customer relationships for television audience measurement services in the United States (the “Purchased Assets”). In consideration for the purchase of the Purchased Assets, the Company assumed specified liabilities of CMR and issued 1,526,790 shares of Common Stock to CMR. Immediately thereafter, CMR sold to Lux Gamma Three all of such 1,526,790 shares of Common Stock for aggregate cash consideration of $128,403,039.

The Asset Purchase Agreement contains various representations, warranties, covenants, indemnification obligations and other provisions customary for a transaction of this nature, including, among others, CMR’s covenant not to solicit employees of the Business transferred to the Company and not to compete with the Business in the United States for a period of four years, subject to certain limitations.

Page 8 of 13 Pages

Stock Purchase Agreement

On October 8, 2014, Lux Gamma Three entered into a Stock Purchase Agreement with the Company (the “Stock Purchase Agreement”) pursuant to which Lux Gamma Three agreed to purchase 943,834 shares of Common Stock from the Company for aggregate consideration of $55,846,653. The purchase of these Shares was consummated on December 1, 2014.

The Stock Purchase Agreement contains representations and warranties of Lux Gamma Three and the Company that will survive for one year after the closing of the transactions effected pursuant to such agreement.

Investor Rights Agreement

On October 8, 2014, the Company entered into an investor rights agreement (the “Investor Rights Agreement”) with CMR and Lux Gamma Three. Pursuant to the Investor Rights Agreement, CMR and Lux Gamma Three (collectively, the “Investor”) agreed to specified restrictions on the transfer and acquisition of additional shares of the Company’s common stock. The Investor Rights Agreement also grants the Investor the right to request that the Company register the Common Stock it holds in various circumstances and the right to appoint a board observer, who will be authorized to attend all meetings of the Company’s Board except in specified circumstances.

The foregoing description of the Asset Purchase Agreement and Investor Rights Agreement (collectively, the “Agreements”), and the transactions they contemplate, does not purport to be complete, and is qualified in its entirety by reference to the copies of the Agreements, which are filed as exhibits hereto and are incorporated by reference herein. The representations, warranties and covenants contained in the Agreements were made only for purposes of each particular agreement and as of specific dates; were solely for the benefit of the parties to the Agreements; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, CMR, Lux Gamma Three or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreements, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, investors should read the representations and warranties in the Agreements not in isolation but only in conjunction with the other information about the Company, CMR or Lux Gamma Three that the respective companies include in reports, statements and other filings such parties make with the Securities and Exchange Commission.

Page 9 of 13 Pages

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated as of December 10, 2014.

2.	Form of Stock Purchase Agreement, dated as of October 8, 2014.

3.	Asset Purchase Agreement, dated as of October 8, 2014 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on October 14, 2014 (the “Form 8-K”)).

4.	Investor Rights Agreement, dated as of October 8, 2014 (incorporated by reference to Exhibit 4.1 to the Form 8-K).

Page 10 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2014

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Anne Ehrismann
Name: Anne Ehrismann
Title: Manager

By:	/s/ Thierry Lenders
Name: Thierry Lenders
Title: Manager/Gérant

COMPETITIVE MEDIA REPORTING, LLC

By:	/s/ Tom Lobene
Name: Tom Lobene
Title: Treasurer

WPP PLC

By:	/s/ Paul W. G. Richardson
Name: Paul W. G. Richardson
Title: Group Finance Director

Page 11 of 13 Pages

Annex A

Executive Officers and Directors

WPP Luxembourg Gamma Three S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager/Gérant	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Competitive Media Reporting, LLC

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Terrance Kent	President	CEO, Kantar Media Global Ad Intelligence	11 Madison Avenue, New York, New York, 10010

Thomas O. Neuman US	Senior Vice President – Taxes; Manager	Senior Vice President – Taxes; Manager	100 Park Avenue, New York, NY 10017-5529

Robert Bowtell US	Vice President	Global CFO, Kantar	501 Kings Highway E., 4th floor, Fairfield, CT 06825

George Carens	Vice President	CEO, Kantar Media Ad Intelligence North America	11 Madison Avenue, New York, New York, 10010

George Pappachen	Executive Vice President	EVP, Strategy & Business Development	11 Madison Avenue, New York, New York, 10010

Richard Stokes	Vice President	CEO, Adgooroo	730 West Randolph, Suite 200, Chicago, IL 60661

Amy Silverstein US	Chief Financial Officer	CFO, Kantar Media Global Ad Intelligence	11 Madison Avenue, New York, New York, 10010

Robert Carey US	Controller, North America	Finance Director, Kantar Media Ad Intelligence US	11 Madison Avenue, New York, New York, 10010

Tom Lobene US	Treasurer; Manager	Treasurer; Manager	100 Park Avenue, New York, NY 10017-5529

Kevin Farewell US	Manager	Manager	100 Park Avenue, New York, NY 10017-5529

Page 12 of 13 Pages

WPP plc

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Lader, Philip US	Chairman	Lawyer	27 Farm Street, London, W1J 5RJ, United Kingdom

Sorrell, Sir Martin Great Britain	Director	Group Chief Executive	27 Farm Street, London, W1J 5RJ, United Kingdom

Richardson, Paul US	Director	Group Finance Director	27 Farm Street, London, W1J 5RJ, United Kingdom

Read, Mark Great Britain	Director	CEO (WPP Digital)	27 Farm Street, London, W1J 5RJ, United Kingdom

Agnelli, Roger Brazil	Director	CEO (AGN Holding)	27 Farm Street, London, W1J 5RJ, United Kingdom

Aigrain, Jacques France, Switzerland	Director	Chairman of LCH.Clearnet Group Limited	27 Farm Street, London, W1J 5RJ, United Kingdom

Begley, Charlene US	Director	Business Executive (General Electric Company)	27 Farm Street, London, W1J 5RJ, United Kingdom

Day, Colin Great Britain	Director	Chief Executive of Essentra plc	27 Farm Street, London, W1J 5RJ, United Kingdom

Hood, John New Zealand	Director	Chairman of URENCO Ltd. and of Study Group Ltd.	27 Farm Street, London, W1J 5RJ, United Kingdom

Li, Ruigang People’s Republic of China	Director	Founding Chairman of CMC Capital Partners	27 Farm Street, London, W1J 5RJ, United Kingdom

Riccardi, Daniela Italy	Director	Chief Executive Officer of Baccarat	27 Farm Street, London, W1J 5RJ, United Kingdom

Rosen, Jeffrey A. US	Director	Deputy Chairman and Managing Director of Lazard	27 Farm Street, London, W1J 5RJ, United Kingdom

Seligman, Nicole US	Director	Executive Vice President and General Counsel of Sony Corporation, President of Sony Corporation of America and President of Sony Entertainment Inc.	27 Farm Street, London, W1J 5RJ, United Kingdom

Shong, Hugo US	Director	Executive Vice President of International Data Group and President of IDG Asia/China	27 Farm Street, London, W1J 5RJ, United Kingdom

Shriver, Timothy A. US	Director	Chairman and CEO of Special Olympics	27 Farm Street, London, W1J 5RJ, United Kingdom

Susman, Sally US	Director	Executive Vice President, Corporate Affairs for Pfizer	27 Farm Street, London, W1J 5RJ, United Kingdom

Trujillo, Sol US	Director	Business executive	27 Farm Street, London, W1J 5RJ, United Kingdom

Page 13 of 13 Pages